March 2, 2005


By facsimile to (212) 808-4155 and U.S. Mail


Mr. Michael W. Levin
Chief Executive Officer and President
Media Sciences International, Inc.
8 Allerman Road
Oakland, NJ 07437

RE:	Media Sciences International, Inc.
	Registration Statement on Form S-3
	Filed January 31, 2005
	File No. 333-122400
	Annual Report on Form 10-KSB for the fiscal year ended June
30,
2004 and
	Subsequent Exchange Act Reports
	File No. 1-16053

Dear Mr. Levin:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

S-3

1. If applicable, comments on the S-3 are comments on the 10-KSB and subsequent Exchange Act reports and vice versa.

2. It does not appear that Media Sciences is registering any new shares on this registration statement because the amount of shares being carried forward from prior registration statements, file numbers 333-112340 and 333-117779, is equal to the amount of shares offered by this prospectus.  If the purpose of this filing is solely
to combine the prospectuses from those registration statements under
Rule 429 of Regulation C under the Securities Act, withdraw this filing, and file a post-effective amendment to the most recent registration statement, file number 333-117779. The facing page of the post-effective amendment should identify the earlier
registration
statement, and the post-effective amendment should include a prospectus that covers all of the shares being offered. See Rule 429 of Regulation C under the Securities Act for additional information.

3. We note that Media Sciences is attempting to deregister unsold shares from earlier registration statements. Explain to us why Media
Sciences is not carrying forward also these shares. Are these registered shares underlying warrants or options that expired unexercised? If Media Sciences wishes to deregister shares, Media Sciences must specify in the explanatory note the number of shares being deregistered from each registration statement.

4. We are not making any determination whether the disclosure, including, for example, cautionary language or the disclosure`s placement, satisfies the sections` requirements if the registration statement states that it:

* Includes forward-looking statements within the meaning of section
27A of the Securities Act and section 21E of the Exchange Act.

* Otherwise makes reference to those provisions.

* Makes reference to the Private Securities Litigation Reform Act of
1995 generally.


Risk Factors

5. This section`s second sentence states that "Although the factors identified below are important factors, those are not the only ones facing us." Since Media Sciences must disclose all risks that it believes are material, delete this sentence.

Selling Stockholders

6. For a beneficial owner such as 373823 Ontario Ltd. that is not a natural person, indicate by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov.

7. If any of the selling stockholders is a broker dealer, identify that stockholder as an underwriter unless it acquired the securities as compensation for underwriting activities. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker dealer.

8. Identify any selling stockholder that is a broker dealer`s affiliate, and include disclosure that the selling stockholder:

* Purchased the securities to be resold in the ordinary course of business.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If Media Sciences is unable to make the representations noted above in the prospectus, Media Sciences must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

9. Refer to footnote (b). Disclosure states that a prospectus supplement will be filed "if required." Clarify that Media Sciences will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.

10. Refer to footnotes (9) and (10). Clarify to which line items in the table the footnotes refer.

Incorporation of Certain Information by Reference

11. Include Media Sciences` reporting number under the Exchange
Act.
Update this section to incorporate the quarterly report on Form
10-
QSB that was filed on February 14, 2005.

12. Incorporate by reference the December 31, 2004 10-QSB.

Where You Can Find More Information

13. Delete the statement that "The statements in this prospectus are qualified in their entirety by reference to the contents of any agreement or other document incorporated in this prospectus by reference." You may qualify information in the prospectus by reference to information outside the prospectus only where the form requires it. See Rule 411(a) of Regulation C under the Securities Act.

Exhibit 5.1

14. Since this offering is for the resale of shares already issued and shares to be issued upon the exercise of warrants and options, clarify that the outstanding shares "are" legally issued and shares underlying options and warrants "will be" legally issued. Currently, the opinion suggests that all of the shares have yet to be sold. Also revise the statement that the registration is "to be filed" since the registration statement has been filed.

10-KSB

Item 1.  Business

15. We note the disclosure included under "Competition." In future filings, elaborate more specifically upon the competitive conditions that exist in Media Sciences` industry and Media Sciences` competitive position within the industry. See Item 101(b)(4) of Regulation S-B.

16. If material, disclose in future filings the names of your principal suppliers. See Item 101(b)(5) of Regulation S-B.

17. In future filings, state the duration of any material patent.
See Item 101(b)(7) of Regulation S-B.

Item 6.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

18. It appears to us that the disclosures in your annual and quarterly MD&A focus on quantifying changes from period to period but do not adequately discuss the reasons for the changes and your expectations about future changes. In future annual and quarterly filings, revise MD&A to disclose and discuss:

* The reasons for increases and decreases in net sales, including the quantified impact of changes in price and volume.

* The apparent negative trends in gross profit margins and operating income, including any actions being taken to address the negative trends and any expectations about the continuation of these trends.

19. Tell us why you concluded that your determination of a tax valuation allowance is not a critical accounting policy. Tell us, and disclose in future filings the amount of taxable income that you are required to produce to utilize fully your deferred tax assets.

Item 7.  Financial Statements

	Note 1.  Nature of the Business and Summary of Significant
Accounting Policies

		Revenue Recognition

20. Provide us additional information related to the general nature and average duration of your service contracts. Tell us the percentage of sales attributable to products, the percentage of sales attributable to services, and the gross profit margins for products and services. To the extent the gross profit margins vary, revise MD&A in future filings to disclose and discuss changes in sales of products and sales of services and the impact of those changes on gross profit margins and operating income.

	Note 3.  Property and Equipment

21. Provide us additional information related to your accounting for the equipment at customer locations. Tell us the general terms of your agreements with these customers, and explain to us if and how locating equipment at customer locations impacts when and how you recognize revenue.


	Note 5.  Debt

22. In future filings, disclose the weighted average interest rate on the revolving line of credit as of each balance sheet date presented.

	Note 10.  Warranty Expenses

23. We note your disclosure that "it is possible that the warranty claims may exceed the accrual." Based on your disclosure, it is unclear to us whether or not you believe that an additional material loss associated with the recall is "reasonably possible" as defined in SFAS 5. If it is, tell us, and disclose in future filings your estimate of the range of reasonably possible additional loss, or explain to us why it is impractical to make a reasonable estimate. See paragraph 10 of SFAS 5.

24. Provide us additional information related to the product recall that occurred in January 2002 and the impact of that recall on your warranty accruals. Tell us if the amount of warranties accrued during the year ended June 30, 2004 is net of the $500,000 insurance settlement that you received, and tell us that you did not record separately the settlement in the roll-forward. Tell us the total amount of expenses that you recorded related to the recall, the total amount reimbursed by your insurer, and when you recorded the expenses and reimbursements. Also tell us why you did not record separately the settlement in your statement of operations.

Item 8A.  Controls and Procedures

25. We note your disclosure that management, including your chief executive officer and principal financial officer, concluded that Media Sciences` disclosure controls and procedures are effective in ensuring that information required to be disclosed by Media Sciences in reports that it files or submits under the Exchange Act is "recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission`s rules and forms." In future annual and quarterly filings, revise to clarify, if true, that your officers concluded that Media Sciences` disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that you file or submit under the
Exchange Act is accumulated and communicated to management, including your chief executive officer and principal financial officer, to allow timely decisions about required disclosure. See Rule 13a-15(e)
under the Exchange Act. Alternatively, your officers may conclude that Media Sciences` disclosure controls and procedures are "effective" without defining disclosure controls and procedures.

Item 9.  Directors, Executive Officers, Promoters and Control
Persons; Compliance with Section 16(a) of the Exchange Act

26. In future filings, describe in Mr. Alan Bazaar`s biographical paragraph his business experience during the past five years. See
Item 401(a)(4) of Regulation S-B.

8-K dated September 30, 2004 and filed October 4, 2004

Exhibit 10

27. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since Media
Sciences did not file the exhibit`s attachments, revise or advise.

December 31, 2004 10-QSB

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

28. Tell us, and revise MD&A in future filings to explain why:

* Accounts receivable increased at a significantly higher rate than sales during the interim period.

* Warranty expense was essentially unchanged during the interim periods in light of the increases in sales.

29. Tell us, and revise MD&A in future filings to provide a more comprehensive discussion of your liquidity, particularly in light of the fact that there is no additional availability under your line of credit. Also tell us, and revise MD&A in future filings to provide a more comprehensive discussion of your most restrictive debt covenants.

Closing

	File an amendment to the S-3 and, if applicable, to the 8-K dated September 30, 2004 and filed October 4, 2004 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the registration statement`s accuracy and adequacy to make certain that all information required under the Securities Act of 1933 is included. Since Media Sciences and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Media Sciences requests acceleration of the registration statement`s effectiveness, Media Sciences should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Media Sciences from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Media Sciences may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	We direct your attention to Rules 460 and 461 of Regulation C under the Securities Act on requesting acceleration of a registration statement`s effectiveness. Allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Provide this request at least two business days before the requested effective date.

      You may direct questions on accounting comments to Bret A.
Johnson, Staff Accountant, at (202) 824-5478 or Anne M. McConnell, Senior Staff Accountant, at (202) 942-1795. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at (202) 942-1950.

Very truly yours,





Pamela A. Long

Assistant Director




cc:	Dan Brecher, Esq.
	Law Offices of Dan Brecher
	99 Park Avenue, 16th Floor
	New York, NY 10016
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Mr. Michael W. Levin
March 2, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE